UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                 )*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103 10 5

(CUSIP Number)

Timothy B. Goodell

Hess Corporation

1185 Avenue of the Americas

New York, NY 10036

(212) 997-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103 10 5	13D	Page 2 of 13 pages

1	Name of Reporting Person Hess Midstream GP LP
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person PN

CUSIP No. 428103 10 5	13D	Page 3 of 13 pages

1	Name of Reporting Person Hess Midstream GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103 10 5	13D	Page 4 of 13 pages

1	Name of Reporting Person Hess Infrastructure Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 898,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 898,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 898,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103 10 5	13D	Page 5 of 13 pages

1	Name of Reporting Person Hess Investments North Dakota LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 134,106,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 134,106,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,106,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 88.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103 10 5	13D	Page 6 of 13 pages

1	Name of Reporting Person Hess Corporation
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 134,106,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 134,106,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 134,106,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 88.7%
14	Type of Reporting Person CO

CUSIP No. 428103 10 5	13D	Page 7 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1501 McKinney Street, Houston, TX 77010.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Hess Corporation

(ii)	Hess Investments North Dakota LLC (“Hess Investments”)

(iii)	Hess Infrastructure Partners GP LLC (“HIP GP LLC”)

(iv)	Hess Midstream GP LLC (“New HESM GP LLC”)

(v)	Hess Midstream GP LP (“New HESM GP LP”)

Each of the Reporting Persons is organized under the laws of the State of Delaware. The address of Hess Corporation is 1185 Avenue of the Americas, New York, NY 10036. The address of each other Reporting Person is 1501 McKinney Street, Houston TX 77010. The principal business of Hess is the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and executive officers of each of the Reporting Persons, (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the securities reported herein in connection with the consummation of the transactions contemplated by the Restructuring Agreement (as defined below) in exchange for their interests in Hess Midstream Partners LP and Hess Infrastructure Partners LP, as applicable, and certain other consideration as described in Item 4 below.

Item 4.	Purpose of Transaction.

Partnership Restructuring

On December 16, 2019 (the “Closing Date” or “Closing”), the Issuer and Hess Midstream Operations LP (formerly known as Hess Midstream Partners LP) (“HESM Opco”) completed the transactions (the “Restructuring”) contemplated by the Partnership Restructuring Agreement, dated October 3, 2019 (the “Restructuring Agreement”), by and among the Issuer, New HESM GP LP, New HESM GP LLC, Hess Midstream New Ventures II, LLC, a Delaware limited liability company (“Merger Sub”), HESM Opco, Hess Midstream Partners GP LP, a Delaware limited partnership and the general partner of HESM Opco (“Opco GP LP”), Hess Midstream Partners GP LLC, a Delaware limited liability company and the general partner of Opco GP LP (“Opco GP LLC”), Hess Infrastructure Partners LP, a Delaware limited partnership (“HIP”), HIP GP LLC, Hess Investments, GIP II Blue Holding Partnership, L.P., a Delaware limited partnership (“GIP” and, together with Hess Investments, the “Existing Sponsors”), and Hess Infrastructure Partners Holdings LLC, a Delaware limited liability company (“HIP Holdings”).

CUSIP No. 428103 10 5	13D	Page 8 of 13 pages

In connection with the Restructuring, on the Closing Date, the following took place, among other things:

•

the Issuer completed its acquisition of controlling interests in HESM Opco (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of October 3, 2019 (the “Merger Agreement”), by and among the Issuer, New HESM GP LP, Merger Sub, HESM Opco, Opco GP LP and HIP GP LLC;

•	each Common Unit of HESM Opco (other than any Common Units held by Hess Investments and GIP, HIP, HIP GP LLC and certain of their affiliates) converted into one Class A Share;

•	New HESM GP LP purchased 266,416,928 Class B shares representing limited partner interests in the Issuer (each, a “Class B Share”) for a cash amount equal to $0.0001 per Class B Share;

•

Hess Investments and GIP contributed 100% of the limited partner interests in HIP to HESM Opco in exchange for 114,876,309 Common Units of HESM Opco and certain cash distributions from HESM Opco at Closing;

•	Hess Investments and GIP each contributed 448,999 Subordinated Units of HESM Opco to HIP GP LLC, which were transferred to the Issuer in exchange for Class A Shares issued to New HESM GP LP; and

•	each HESM Opco Common Unit and Subordinated Unit held by Hess Investments and GIP was converted into one Class B unit representing a limited partner interest in HESM Opco (“Opco Class B Units”).

As a result of the Restructuring, New HESM GP LP holds 898,000 Class A Shares and 266,416,928 Class B Shares, and Hess Investments and GIP each hold 133,208,464 Opco Class B Units. In addition, following the Restructuring, the members of the Board of Directors (the “Board”) of New HESM GP LLC, as general partner of New HESM GP LP, the general partner of the Issuer, shall have the responsibility for managing the business of the Issuer.

The foregoing description of the Restructuring Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Amended Opco Partnership Agreement

On the Closing Date, in connection with and upon the consummation of the Restructuring, Opco GP LP, the Issuer and HESM Opco entered into the Third Amended and Restated Agreement of Limited Partnership of Hess Midstream Operations LP (the “Amended Opco Partnership Agreement”), to provide for or reflect, among other things:

•	the recapitalization of HESM Opco, as described above;

•	the admission of the Issuer as a limited partner of HESM Opco; and

•	the change in the name of HESM Opco.

Pursuant to the Amended Opco Partnership Agreement, each holder of Opco Class B Units and Class B Shares is able to, at any time, have its Opco Class B Units and an equal number of its Class B Shares (one such Opco Class B Unit and one such Class B Share, together, a “Redeemed Security”) redeemed for a number of Class A Shares equal to the number of Redeemed Securities.

Any transfer of Opco Class B Units by a limited partner of HESM Opco or any transfer by a limited partner (other than the Issuer) constituting a change in control under the Amended Opco Partnership Agreement, except for a transfer as a result of a redemption of such Opco Class B Units pursuant to the redemption right described in the immediately preceding paragraph or a transfer to an affiliate of such limited partner, is subject to the right of first offer of the other limited partners of HESM Opco.

The foregoing description of the Amended Opco Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 428103 10 5	13D	Page 9 of 13 pages

Amended Registration Rights Agreement

On the Closing Date, in connection with the Restructuring, the Issuer entered into an amended and restated registration rights agreement (the “Amended Registration Rights Agreement”) with the Existing Sponsors pursuant to which the Issuer granted each of the Existing Sponsors and certain of their affiliates certain demand and “piggyback” registration rights. Under the Amended Registration Rights Agreement, each of the Existing Sponsors and certain of their affiliates generally has the right to require the Issuer to file a registration statement for the public sale of all of the Class A Shares received or to be received (collectively, the “Registrable Securities”), pursuant to the Amended Opco Partnership Agreement (as defined below), in exchange for Opco Class B Units and Class B Shares owned by such Existing Sponsor. In addition, if the Issuer sells any Class A Shares in a registered underwritten offering, each of the Existing Sponsors and certain of their affiliates will have the right, subject to specified limitations, to include its Registrable Securities in that offering. In the Amended Registration Rights Agreement, the Issuer has agreed to indemnify the Existing Sponsors and certain of their affiliates, in the event that any such person elects to dispose of its Registrable Securities in an underwritten offering, against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments such person may be required to make in respect of those liabilities.

The foregoing description of the Amended Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Amended Opco Partnership Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any proposed transaction will receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction will be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 428103 10 5	13D	Page 10 of 13 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 17,960,655 Class A Shares outstanding as of the Closing Date and assuming the redemption of the Opco Class B Units held by the Reporting Persons in exchange for newly issued Class A Shares:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Hess Midstream GP LP	898,000	5.0%	0	898,000	0	898,000
Hess Midstream GP LLC	898,000	5.0%	0	898,000	0	898,000
Hess Infrastructure Partners GP LLC	898,000	5.0%	0	898,000	0	898,000
Hess Investments North Dakota LLC	134,106,464	88.7%	0	134,106,464	0	134,106,464
Hess Corporation	134,106,464	88.7%	0	134,106,464	0	134,106,464

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and GIP. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Hess Investments is the record holder of 133,208,464 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Hess Investments is a wholly owned subsidiary of Hess Corporation. As a result, Hess Corporation may be deemed to share beneficial ownership of the securities held of record by Hess Investments and New HESM GP LP.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Restructuring Agreement, Amended Opco Partnership Agreement and Amended Registration Rights Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 428103 10 5	13D	Page 11 of 13 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

1	Joint Filing Agreement.

2	Partnership Restructuring Agreement, dated as of October 3, 2019, by and among Hess Midstream Partners LP, Hess Midstream Partners GP LP, Hess Midstream Partners GP LLC, Hess Infrastructure Partners LP, Hess Infrastructure Partners GP LLC, Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Midstream New Ventures II, LLC, Hess Investments North Dakota LLC, GIP II Blue Holding Partnership, L.P., and Hess Infrastructure Partners Holdings LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K12B filed on December 16, 2019).

3	Amended and Restated Registration Rights Agreement, dated December 16, 2019, by and among Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Investments North Dakota LLC and GIP II Blue Holding Partnership, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K12B filed on December 16, 2019).

4	Third Amended and Restated Agreement of Limited Partnership of Hess Midstream Operations LP (formerly known as Hess Midstream Partners LP), dated as of December 16, 2019 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K12B filed on December 16, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2019

HESS MIDSTREAM GP LP
By: Hess Midstream GP LLC, its general partner

By:	/s/ Jonathan C. Stein

Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS MIDSTREAM GP LLC

By:	/s/ Jonathan C. Stein

Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS INFRASTRUCTURE PARTNERS GP LLC

By:	/s/ Jonathan C. Stein

Name:	Jonathan C. Stein
Title:	Chief Financial Officer

HESS INVESTMENTS NORTH DAKOTA LLC

By:	/s/ Jonathan C. Stein

Name:	Jonathan C. Stein
Title:	Vice President

HESS CORPORATION

By:	/s/ John P. Rielly

Name:	John P. Rielly
Title:	Senior Vice President and Chief Financial Officer

Schedule A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Hess Corporation, Hess Investments North Dakota LLC, Hess Infrastructure Partners GP LLC and Hess Midstream GP LLC are set forth below. Unless otherwise noted, the address of each Hess Corporation related person is 1185 Avenue of the Americas, New York, NY 10036 and the address of each other related person is 1501 McKinney Street, Houston TX 77010.

Hess Corporation

Name	Present Principal Occupation or Employment	Citizenship
John B. Hess	Chief Executive Officer of Hess Corporation and Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
Gregory P. Hill	President and Chief Operating Officer	United States of America
Timothy B. Goodell	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer and General Counsel and Secretary of Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
John P. Rielly	Senior Vice President and Chief Financial Officer VP of Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
Andrew Slentz	Senior Vice President, Human Resources and Office Management	United States of America
Richard Lynch	Senior Vice President, Technology and Services	United States of America
Michael R. Turner	Senior Vice President, Global Production	United States of America
Barbara Lowery-Yilmaz	Senior Vice President, Exploration	United States of America
Rodney F. Chase	Director	United Kingdom
Terrence J. Checki	Director	United States of America
Leonard S. Coleman, Jr.	Director	United States of America
Edith E. Holiday	Corporate Director and Trustee	United States of America
Risa Lavizzo-Mourey	Penn Integrates Knowledge Professor, University of Pennsylvania	United States of America
Mark S. Lipschultz	Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors	United States of America
David McManus	Director	United Kingdom
Kevin O. Meyers	Independent Energy Consultant	United States of America
James H. Quigley	Chairman of the Board	United States of America
William G. Schrader	Director	United States of America
Joaquin Duato	Vice Chairman of the Executive Committee, Johnson & Johnson	United States of America

Hess Investments North Dakota LLC

Name	Present Principal Occupation or Employment	Citizenship
John B. Hess	Chief Executive Officer of Hess Corporation and Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
Timothy B. Goodell	Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of Hess Corporation and General Counsel and Secretary of Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
John P. Rielly	Senior Vice President and Chief Financial Officer of Hess Corporation and Vice President of Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
Jonathan C. Stein	Vice President and Chief Risk Officer of Hess Corporation and Chief Financial Officer of Hess Midstream GP LLC, the General Partner of Hess Midstream LP	United States of America
Michael R. Turner	Senior Vice President, Global Production of Hess Corporation	United States of America

Hess Infrastructure Partners GP LLC

Name	Present Principal Occupation or Employment	Citizenship
Michael R. Turner	Senior Vice President, Global Production of Hess Corporation	United States of America
Barry Biggs	Vice President Onshore of Hess Corporation	United States of America
John A. Gatling	Director, President and Chief Operating Officer	United States of America
William J. Brilliant	Partner of Global Infrastructure Partners	United States of America
Matthew C. Harris	Founding Partner of Global Infrastructure Partners	United States of America
Scott E. Telesz	Partner of Global Infrastructure Partners	United States of America

Hess Midstream GP LLC

Name	Present Principal Occupation or Employment	Citizenship
John B. Hess	Chairman of the Board of Directors and Chief Executive Officer	United States of America
John A. Gatling	President and Chief Operating Officer	United States of America
Jonathan C. Stein	Chief Financial Officer	United States of America
Timothy B. Goodell	General Counsel and Secretary	United States of America
John P. Rielly	Director and Vice President	United States of America
Gregory P. Hill	President and Chief Operating Officer of Hess Corporation	United States of America
Michael R. Turner	Senior Vice President, Global Production of Hess Corporation	United States of America
William J. Brilliant	Partner of Global Infrastructure Partners	United States of America

Scott E. Telesz	Partner of Global Infrastructure Partners	United States of America
Matthew C. Harris	Founding Partner of Global Infrastructure Partners	United States of America
David W. Niemiec	Director	United States of America
John P. Reddy	Director	United States of America
Stephen J.J. Letwin	Director	United States of America